Exhibit 3.16

State of Delaware Secretary of State Division of Corporations Delivered 07:26 PM 02/18/2010 FILED 07:18 PM 02/18/2010 SRV 100165897 - 4790311 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

•	First: The name of the limited liability company is KW Loan Partners I LLC

•

Second: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its Registered agent at such address is The Corporation Trust Company.

In Witness Whereof, the undersigned has executed this Certificate of Formation of KW Loan Partners I LLC this 18th day of February 2010.

/s/ William B. Mandel
William B. Mandel, Authorized Person